SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02033193

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2 May 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Rule 8 - Guardian IT PLC
Released	13:19 29 Apr 2002
RNS Number	2241V

RNS Number:2241V
Royal & Sun Alliance Ins Group PLC
29 April 2002

Date of Disclosure 29/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/04/02

Dealing in GUARDIAN IT (name of company)

1) Class of securities (eg ordinary shares) ORD 0.15P

2) Amount bought	Amount sold	Price per unit
	438,769	0.80P

3) Resultant total of the same class owned or controlled
(and percentage of class) 663,673 (0.943%)

4) Party making disclosure ROYAL & SUN ALLIANCE INSURANCE GROUP

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

ROYAL & SUN ALLIANCE INVESTMENT MANAGEMENT

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) R. REDFERN

Telephone and extension number 020 7539 3439

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Notice of Results
Released	14:10 1 May 2002
RNS Number	3764V

IMMEDIATE **1 May 2002**

Royal & SunAlliance Notice of Q1 Results

Royal & SunAlliance hereby give notice that their first quarter results will be announced on Thursday 9 May at 7am. A briefing to analysts will take place at the Group's worldwide head office, 30 Berkeley Square, London at 1pm and can be accessed live via the company website (www.royalsunalliance.com). For subscribing fund managers the meeting can also be viewed via the RAW Financial Network.

An indexed version of the presentation will be available on the website and on RAW shortly after the meeting finishes.

--ENDS--

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 2 May 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.